Appendix A
(Revised on April 1, 2011)

Fund	Operating Expense Limit	Effective Date

Advisory Research All Cap Value Fund	1.20%	11/16/09

Advisory Research International Small Cap Value Fund	1.35%	03/31/10

Advisory Research Global Value Fund	1.35%	07/30/10

Advisory Research International All Cap Value Fund	1.35%	05/02/11

Advisory Research Small Micro Cap Value Fund	1.50%	TBD

Advisory Research Emerging Markets All Cap Value Fund	1.25%	TBD